UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34184

SILVERCORP METALS INC.
NYSE AMEX LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Suite 1378, 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4
(604) 669-9397
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Shares, without par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR 240.12d2-2(a)(1)

☐  17 CFR 240.12d2-2(a)(2)

☐  17 CFR 240.12d2-2(a)(3)

☐  17 CFR 240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Silvercorp Metals Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

November 13, 2009 Date	By: /s/ Lorne Waldman Name	Corporate Secretary Title

This voluntary delisting is in connection with Silvercorp Metals Inc.’s transfer to the New York Stock Exchange (“NYSE”) which was announced on November 3, 2009.  Silvercorp Metal Inc.’s first day of trading on the NYSE was November 5, 2009.